Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: APRIL 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

_______________________________________________________________________________________

Exhibit Index

Exhibit

Description of Exhibit

1

Report of Voting Results

_______________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 27, 2004

PETRO-CANADA

/s/ Hugh L. Hooker

Name:

Hugh L. Hooker

Title:

Associate General Counsel

and Corporate Secretary

_______________________________________________________________________________________

Exhibit 1

PETRO-CANADA

Annual and Special Meeting of Shareholders of

Petro-Canada (the "Issuer")

April 27, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business:

Outcome of Vote

1.

The election of the following twelve directors of the

Carried

Issuer for a term expiring not later than the Issuer's

2005 annual meeting

Ron A. Brenneman

Thomas E. Kierans

Angus A. Bruneau

Brian F. MacNeill

Gail Cook-Bennett

Maureen McCaw

Richard J. Currie

Paul D. Melnuk

Claude Fontaine

Guylaine Saucier

Paul Haseldonckx

William W. Siebens

2.

The appointment of Deloitte & Touche LLP as the

Carried

auditors of the Issuer and the authorization of the

directors to fix their remuneration.

Votes by Ballot

Special Business

Outcome of Vote

For

Against

1.

To approve an Amendment to the Employee Stock Option Plan

Carried

101,690,475

 7,153,662

2.

To approve a shareholders' proposal that the Board prepare

Rejected

  21,730,174

84,698,239

a report by September 2004 (at a reasonable cost and omitting proprietary information) to describe how the company

has evaluated market opportunities in wind, solar, and

other renewable sources of energy and the business

risks associated with a strategic focus on a single

technology solution in the renewable energy industry

3.

To approve a shareholders' proposal that Petro-Canada

Rejected

  21,974,986

84,453,506

annually issue a report to shareholders that has been

verified by credible third party auditors on specific

emission reduction initiatives undertaken by the company

to address risks and liabilities arising from climate change,

including target and actual emissions.